                                                   Filed by Steel Dynamics, Inc.
                                                   (Commission File No. 0-21719)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                             Subject Company: Roanoke Electric Steel Corporation
                                                     (Commission File No.0-2389)


                         Steel Dynamics Conference Call
                    Regarding Proposed Steel Dynamics, Inc./
                   Roanoke Electric Steel Corporation Merger
                                October 20, 2005


         MR. BUSSE: Good afternoon, ladies and gentlemen. As we previously announced on October 18, 2005, in the press release announcing the entry into a merger agreement between Steel Dynamics and Roanoke Electric Steel, SDI and Roanoke are pleased to host the ensuing discussion regarding the proposed merger.

         I am Keith Busse, President and CEO of Steel Dynamics. And with me to discuss some of the basics of our proposed merger, are the following individuals: From the SDI side of the street, Mark Millett, Dick Teets, Gary Heasley, Theresa Wagler, and John Nolan. And from the Roanoke Electric organization, its Chairman, Don Smith; its President and Chief Operating Officer, Joe Crawford, and the President of Steel of West Virginia, Tim Duke. Having said that, I would like to turn the meeting over to Fred Warner, so he can read the appropriate caution regarding forward-looking statements.

         MR. WARNER: Thank you, Keith. Except for historical information contained in any document that has been or will be filed pursuant to SEC Rule 425 in connection with the proposed transaction between Steel Dynamics, Incorporated and Roanoke Electric Steel Corporation, which was announced October 18, 2005, and except for historical information provided during this call, statements made during this call are intended as forward-looking statements within the meaning and the safe harbor protections of the Private Securities Litigation Reform Act of 1995.

         A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance, or achievements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in or implied by the forward-looking statements.

         Risks and uncertainties involving business in general and the steel business in particular, which may cause actual results to vary materially, are discussed in and can be found in Steel Dynamics, Inc.'s 10-K annual report under captions entitled "Forward-Looking Statements" and "Risk Factors," as well as in other reports we file from time to time with the SEC.

         These reports are publicly available on the SEC website, www.sec.gov, and on our website, www.steeldynamics.com. Additional risks and uncertainties regarding this proposed transaction include, among others, that the stockholders of Roanoke may not approve and adopt the merger agreement and this transaction; that we may be unable to obtain regulatory approvals required for the merger, or regulatory approvals may delay the merger or results in the imposition of conditions that could have a material or adverse effect on the combined company or cause us to abandon the merger; that we may be unable to complete the merger, or completing the merger may be more costly than expected; that there may be unanticipated problems in successfully integrating the combined businesses, which may result in the combined company not operating as efficiently or effectively as expected; that the combined company may not be able to achieve the desired synergies; and that the merger may involve unexpected costs or liabilities.

         Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a predictor of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this call, except as may be required by law.

                                     * * * *

         MR. BUSSE: Thank you, Fred. I might just make a few opening comments and turn it over to Don Smith for a few comments. As you know, the potential merger agreement was announced on October 18, Tuesday, and contemplates the exchange of .4 shares of Steel Dynamics' stock, plus $9.75 in cash consideration to the Roanoke Electric shareholders at the date of closing. The timing is certainly subject to regulatory filings, approval by regulatory bodies, as Fred pointed out, such as SEC, Hart Scott Rodino, obviously proxy statements to the Roanoke shareholders, approval by the Roanoke shareholders, and so on, so forth. We do not contemplate any real problems in that regard.

         I think one of the questions might be, do you see any Hart Scott Rodino issues? I would tell you, I see no Hart Scott Rodino issues. I think the obvious question would be, what does this do for you and what does it do for Roanoke Steel Electric employees?

         Obviously, for us, it diversifies our product base. So, if there is any protection in diversity, some additional protection is afforded. We will become involved with other products that the steel community has historically been involved with and probably have one of the more diverse product bases of any producer in the steel community, save only one product. We do not produce plate, and other than that, we would offer about every product that is offered in the industry today to our clients and customers.

         I think not only do we add product diversity, we get involved in OEM markets that we have not been involved with, historically. As we look at Steel of West Virginia, they do a lot of unique OEM-type business, and they are involved in downstream fabrication as well as the production of steel. Steel of West Virginia is not just a steel mill, they fabricate steel products as well and distribute them to the market. So, it gives us a new look into those markets. We think we can be very supportive of those efforts at Steel of West Virginia as well as Roanoke, Virginia.

         As for the fabrication business, I think there are just tremendous synergies there. I think all of you know, we intend to grow in that segment of our business. At SDI we have two highly respected, I think considered the most efficient joist and girder fabricating businesses in the United States of America, one of them located in Butler, Indiana and the other one, Lake City, Florida. The Roanoke facilities are located in Ohio and in Virginia and in South Carolina. The Ohio and South Carolina facilities go under the name of Socar today, and the Roanoke facility generally operates under the handle of Hancock; and two very old, very respected names that have a good customer following.

         If you look at our increased ability to geographically supply the needs of customers in this country, certainly east of the Mississippi, we would have a very, very broad presence, which when you think about people that buy on a national scope or national level, such as Home Depot, Lowes, Wal-Mart, people like that. I think we could be a very significant player and be very attractive to clients like that because of our increased presence east of the Mississippi River with national scope of supply.

         So, I think, I think combined, some of the unique things that we have done in the production of these products and some of the unique things that Roanoke has accomplished, are just going to match up very, very well. We have a plan in place, a thought process relative to supply of standard joists, as well as a plan for truss and girder-type fabrication that I think is going to dovetail together quite nicely and provide enhanced opportunities for all.

         As to the merger and its value to shareholders, we believe that this is 3 percent accreted to earnings, and we believe there are good synergies involved with this deal. As has been publicly stated, we believe there are somewhere between five and $10 million available annually in synergies. I think that is probably, as we walk forward in time, potentially a low number. I think right out of the gate, we might enjoy $8 million a year, is my kind of guess at synergies without any substantial reassignment of people in these organizations.

         A number of people have asked, jeez, there are quite a few employees involved with Roanoke Electric Steel. There is like 1800 people with SDI and 1600 with Roanoke. What about that? And I think the answer is, we can't just look at employees. The fabrication business is very intense. We have more employees in our Columbia City steel works, as it relates to man-hours per ton of steel produced than, for example, at our flat rolled mill at Butler. We have more employees at Pittsboro, relative to man-hours of ton of steel produced. Only at Butler have we been able to achieve the highly regarded .3 man-hours per ton. And obviously, many more people are engaged in our fabrication efforts, per ton of steel produced than at the steel mills.

         I think what we have to focus on, is a return on assets employed, and I think we can achieve very good return on assets in all of these business units. Are there perhaps some opportunities to continue to grow our business collectively and redeploy people? I think there are, and I think there will be. There may be some movement of people or head count through attrition. There could be other movement of people through opportunity.

         As we expand our Lake City plant, we are going to need more people with experience in the fabrication business. As we expand our Butler plant, we will need more people. As we expand Columbia City, we will need more people. As we potentially expand Pittsboro some day, we will need more people. So, if indeed there are quality people that want to enjoy opportunities in other parts of our company, certainly those would be open opportunities to advance oneself personally.

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         We don't have any message that we are going to cut two, 300 jobs overnight, there are no plans to do that. There are plans to grow this company, and if we can become more efficient and more productive through investing in these facilities and helping these facilities become more productive in their product fields, then we may well require fewer people. But as a growth company, we are going to require more people, in time. And so, people with experience are valuable to us.

         There has also been some question, I think, appropriately raised, relative to whether this might strap us from a cash perspective. And I think that is a meritless comment, to tell you the truth. If you look at our current level of earnings, our '05 level earnings at Steel Dynamics, if we were able to achieve those on a go-forward basis, then SDI would generate, on a cash-flow basis, the existing SDI, somewhere between 75 and $80 million quarterly of cash flow, somewhere in that zip code.

         Roanoke Electric Steel, on the other hand, has demonstrated a capability to generate 15 to $20 million quarterly cash flow. If you take the light side of that, that is $90 million and heavy side maybe is $100 million. If you analyze that, that is 360 to $400 million of potential cash that can be generated annually, potentially, in '06. And if you look at the need for cash, we talked in our first conference call this morning, about our new rail project. That might well be a $200 million project, but at the same time, we aren't going to spend $200 million next year. Might spend $120 million, might even spend $150 million potentially. I doubt it, but we could. If Mesabi Nugget got off the ground next year, we could spend $20 million with Nugget. And if we borrow $110 million to effect this deal against our revolver and intended to reduce that revolver to zero, we could redeploy $110 million of cash in the effort to not be into our revolver.

         If you look at the announced revamps that are intended, the capital spending for Roanoke facilities, which we said could be between 50 and 80 million, and you went to 50 million potentially possible next year? And if you added that in, and our normal capex of say $150 million, by my math, you come up to about $350 million worth of cash consumed and 360 to $400 million worth of cash generated just on a historical basis.

         If so, I suspect the next question we would get 12 months later would e what are you going to do with all your cash in '07? Clearly, it is possible to not be in our revolver by the end of '06. That is a possibility that exists, and I am not representing that. I am just saying it is a possibility, and as mentioned, we have a $350 committed line and the potential to expand that line to $450 million. So, in our view, we are not going to be cash contained in any fashion.

         As I said earlier, this deal, we believe, is accretive. We believe there are good synergies associated with it. There is good product diversity. We think it just makes all the sense in the world.

         So, with those comments, I will turn it over to Don Smith. He might then offer some additional comments.

         MR. SMITH: Thank you, Keith. For Roanoke Electric Steel and our team here today, Joe Crawford and Tim Duke, we are delighted to be here. This is an exciting time for our company. We are in our 50th year, and through the years, we have looked and talked about the fact that we are one of the few stand-alone companies out here, and we feel like what we bring to the table will be a tremendous asset for Steel Dynamics, as well as for Roanoke Electric Steel, for our employees and for our shareholders.

         Steel Dynamics has a large customer base. Roanoke Electric Steel has about 350 customers in some 450 locations. With this product range that Steel Dynamics offers and what our company offers, I think this will be a wonderful opportunity. Again, looking at preserving Roanoke Electric Steel and growing Roanoke Electric Steel, we feel like we have the best fit that we could ask for, to be with Steel Dynamics. And again, it is a delight to be here and look for long-term success for our employees and our shareholders.

         MR. BUSSE: Joe?

         MR. CRAWFORD: Good afternoon, everyone. Again, we do appreciate the opportunity to be here today to speak to this group of folks. We are excited about this opportunity, and we are looking at it as an opportunity for not only Roanoke Electric Steel, but Steel Dynamics. We feel strongly, after talking to these nice folks for a good part of this year, that it is indeed the best combination and the best fit for our two companies.

         We are certainly looking out for the best interest of our shareholders, but also, the best interest of our employees and the facilities that we have been operating, as Don said, some for 50 years now. So, we, we feel strongly that this combination that we are talking about is going to ensure the continued survival, success; not that we were not going to survive otherwise, but it is going to ensure that survival 20 to 30 years from now. And we are extremely excited about this opportunity and look forward to working toward completion of this deal.

         MR. BUSSE: Thank you, Joe. Tim? Anything you would like to add to that?

         MR. DUKE: Good afternoon. I am very excited about the transaction. Steel of West Virginia, before 1998, was a stand-alone public company, very small footprint. In the winter of '98, Roanoke Electric Steel purchased us. We became a bigger company, and it has been a successful merger since that time. And looking forward to this one now, that we become an even bigger footprint. So, the Steel Dynamics team has a lot of experience in new technology, and I look for that to help Steel of West Virginia continue to be accretive in the future.

         MR. BUSSE: Thanks, Tim. I don't know that we have any additional opening comments, and I think it is appropriate to open it up to the Q and A component of this half of our meeting.

         TELEPHONE MODERATOR: Thank you. I would like to repeat, Star 1 for questions and comments. Those of you on speaker phones, please remove your mute button in order for your signal to be turned on. Once again, that is Star 1 for questions or comments. Our first question will come from Barry Vogel.

         MR. VOGEL: Congratulations to everybody for this deal. I think you are right, Keith, it is, it is a perfect fit. I have a couple of questions for Joe Crawford.

         MR. CRAWFORD: Yes, sir.

         MR. VOGEL: Joe, can you tell us, what your - at your Roanoke electric mill and your Steel of West Virginia mill, what the capacity is, both in rolling and melting, currently? And approximately what we, would be your operating range for year ending October of '05. And the same question for your joist capacity, if you can tell us, you know, what the tonnage is and perhaps break it down by each of the plants and tell us what your operating rate approximately will be for '05.

         MR. CRAWFORD: Okay. I will speak to the Roanoke plant and the joist plants, and I will let Mr. Duke speak to the West Virginia operation.

         Our capacity at Roanoke, is currently, on the melt side, 750,000 tons. The rolling capacity is currently 450,000 tons. We are currently operating at, I would say 95 percent of the rolling capacity, operating at about 80 percent of the melt capacity. And the reason for that is, we have a small furnace that was just restarted about a little earlier than this time last year that has not been running at capacity. It is only running between, I would say, three to four days a week for most of this year.

         The large melting furnace that we had at Roanoke, that is complimented by a melt station, is operating six and a half days a week, so we are taking a small amount of time down for maintenance.

         On the joist side, our two companies, the Hancock joist plant capacity is roughly 50,000 tons a year. They are operating slightly less than that, probably to 40 to 45,000-ton range. Socar, um, production capacity is about 45,000 tons, and they are operating currently around 40,000 tons per year clip.

         MR. VOGEL: Okay. Keith, I want to go back to you on this because of your, you know, you obviously have a strategy in mind, and beyond acquiring Roanoke, which gets you to five joist plants, assuming everything goes well, do you have any future expansion plans for joist plants as well as deck plants?

         MR. BUSSE: It would be our intention to construct a roll-forming facility at the site of the Virginia joist facility, giving us a presence on the East Coast for not only joist and girders, but roll-form products as well. That would be one of the growth initiatives. Relative to the fabrication business, I think we certainly have looked at, and may contemplate construction of a facility that would serve the Western marketplace, thereby giving us a truly national supply scope to the industry in time.

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         That would certainly not be an '06 project but could be an '07 project potentially, if approved. So that, that is kind of our thinking as to where we are going there. Tim? Do you want to add something about your capabilities?

         MR. DUKE: Hi, Barry, how are you doing? Barry, we have 300,000-ton capacity in our two rolling mills in Huntington, and we will probably ship a little bit shy of 270,000 this year. In terms of our melt shop, our melt shop is running at 160 hours a week, so it is at full capacity, using about 280,000 tons a year. And that was the synergies in selling, as you remember our sales to Roanoke back in late '98, because we purchase a lot of their billets to supplement our shortfall.

         And in addition to that, we do ship, on our own, a lot of billets. And we will probably do a little bit more than 50,000 tons, so our total tonnage out of our plant, both in Huntington and the fabricating units in Memphis, Tennessee, is about 320,000 tons this year.

         MR. VOGEL: Thank you.

         MR. BUSSE: Barry, we would all hope collectively, through exchange of common knowledge and practices and investments, that we might be able to even wring a few more tons out of these divisions, just like we always attempt to do at every one of our facilities. We are very hopeful that we could get Joe and Roanoke Electric Steel consistently up to the 450,000-ton range, and perhaps Tim can squeeze a little more out of West Virginia as we attempt to squeeze more out of our facilities every day.

         TELEPHONE MODERATOR:  Our next question comes from Michael Gombardella.

         MR. GOMBARDELLA: When do you anticipate the transaction will close?

         MR. BUSSE: It is possible, though tight, that it could happen by 12/31, if there were no regulatory issues of any substance. That is certainly a goal. But if not, we are all contemplating early first quarter is certainly a little bit more likely probability.

         MR. GOMBARDELLA: And the $8-million-a-year number right out of the gate that you mentioned, can you break that down in major components, the savings?

         MR. BUSSE: Much of it would come from the reduction in salaries and bonuses and benefits associated with individuals who are in the course of retiring or who have announced their retirement. That would be, if you will, duplicative in nature. I suspect that could be as much as $4 million by itself. You might save a million dollars on public company cost, legal, financial, Sarbanes, etc., etc., and you might -- I think there are probably material purchasing efficiencies in the range of 1 to $2 million, and other sundry benefits that might add up to a million or two, which leads me to the conclusion there is about $8 million potentially available on a synergy basis without too much difficulty.

         How we grow and restructure our organizations as we become more productive, as I said earlier, could impact the population, but we are not going to go out there and start whacking heads. That is not our style. We will grow the company. There are people that spent a lot of time with Roanoke who will be retiring, over time. So, we can become more efficient producers.

         There is an opportunity to reduce head count. I mean, you can only dream about those kind of things, and through growth and reassignment, we streamline things by 200 people at $70,000 a person kind of thing, then you have got $14 million annually that can be enjoyed, if that could happen throughout the course of time. That is certainly not a year-one event. But, in the course of time, over the years, through growth, we can probably enjoy that much of a savings.

         MR. GOMBARDELLA: Thanks very much.

         TELEPHONE MODERATOR: Our next question will come from Andrew O'Connor.

         MR. O'CONNOR: Congratulations.

         MR. BUSSE: Thank you.

         MR. O'CONNOR: Keith, in your press release, you indicated 50 to 80 million to spend to improve and upgrade the Roanoke facility. So, I wanted to get a better sense for what are the first areas of priority for the 50 to 80 million to be spent, and then the synergies that you are citing, is this the result of the 50 to 80 million to be spent?

         MR. BUSSE: The spending, I think, to a large degree, is going to be in fabrication. The facilities were constructed some number of years ago. And I think Don and his team have been through our facilities, as other producers have been, and would tell you, that the game plan, if you will, the, um, the, the engineering blueprint and operating blueprint that we operate by, through New Millennium, is probably going to yield the best overall results.

         So, we would contemplate restructuring of the Hancock facility. In time, line by line, and upgrading it. So, fair amount of the 50 million to be spent there. We are going to build a new roll-form facility on that site. So collectively, you might spend $30 million just right there in that project. I think as I recall, Joe, a new bag house is contemplated for Roanoke Electric Steel?

         MR. CRAWFORD: It is.

         MR. BUSSE: And something that would not only provide better regulatory efficiency, but that perhaps better operating efficiency as well kind of thing. So, um, there will be other expenditures in the steel mills. In time, we said we would study potentially a new melt shop at Steel West Virginia. Their melt shop is showing some age and is a little disjointed from the rolling mill. It is not right next-door in line, if you will. So, activities like that, we will engage in.

         There will be some money spent in the Socar operations, but these don't come out of synergies necessarily. We don't think of it that way. It is just, these are the type of capex immediate requirements we can get to drive efficiency and additional bottom lines at these facilities.

         MR. O'CONNOR: Okay. And can you elaborate maybe just a little bit more, what would you look to get from the money laid out, the 50 to 80 million?

         MR. BUSSE: Well, our historical target has always been at least a 15 to 20-percent return on asset dollars employed and 20 to 25-percent return on equity. And we certainly aren't going to change our standards. We think their steel operations can easily enjoy that, and the bottom lines at these facilities can be further enhanced by these investments. Along those lines, with that criteria, the joist plants have realistically suffered from ups and downs over the years. They are profitable now.

         I think we can just be additive in that regard, and I really think you, you can take a look at something north of the 20 percent return on assets for the joist operations, which, um, I think historically, they have not always enjoyed.

         MR. O'CONNOR: Okay. Thanks very much.

         TELEPHONE MODERATOR: Our next question will come from Brett Levy.

         MR. LEVY: Thank you, guys. In the course of due diligence, do you guys see a lot or any significant amount in the way of potential customer breakage across the production next year or even potentially on the up side, some cross-selling opportunities? That is sort of one side of that question, and the other one is Roanoke going to be a restricted sub or going to be a guarantor of the note and the bank debt?

         MR. BUSSE: Gary, you want to tackle the last part of that question?

         MR. HEASLEY: Yeah, it, it is not going to be a restricted subsidiary, a part of the company. Steel of West Virginia will be a subsidiary, a wholly-owned subsidiary that will likely not be part of any of that.

         MR. BUSSE: But there will be no guarantees.

         MR. HEASLEY: No guarantees.

         MR. BUSSE: Involved on the part of Roanoke shareholders or SDI shareholders.


                  [Note: Ed. Roanoke will become guarantor and a "restricted" sub under SDI's notes and bank debt.]


         MR. BUSSE: What was the early part of the question again?

         MR. LEVY: Basically, breakage or cross-selling opportunities as you move across the customer mix.

         MR. BUSSE: I think they are dramatically enhanced in the joist and girder and roll-forming business. I just think they are significant opportunities for us to be of better value to all of our clients in the fabrication end of the universe, so to speak. Steel of West Virginia has some very unique OEM type business that we are excited about participating in.

         There probably is just a little overlap of small beam production that could be manufactured at Columbia city and is currently manufactured and distributed in West Virginia. But, it is not that huge; and quite frankly, I would think that our customer base would welcome a little more diversity and regionalism there. There is really no overlap of products in the bar business or the merchant shapes business between us and the Roanoke Electric Steel shop in Roanoke, Virginia.

         MR. LEVY: Thanks much, guys.

         TELEPHONE MODERATOR: As a reminder, that is Star 1 with the questions or comments. Next will be questions from Aldo Mazzaferro.

         MR. MAZZAFERRO: Just a quick question on the labor front. I know there is a union at Steel of West Virginia. Could you say what the size of the employee base is there, and what, whether there is any other unions? And also, what the details of the contract are in terms of expiration?

         MR. BUSSE: There are no other union operations inside of Roanoke, other than at Steel of West Virginia. And I might just comment that -- and I will let Tim comment on it. When we walked through that facility, I got to tell you, I was pretty impressed with their work ethic. They are a dedicated group of people, hardworking people, and doing their best to provide value to the company. So, it is not a major concern to us. I will let Tim speak to the issue of their contract and when it expires and how many people are employed there.

         MR. DUKE: Sure. Total employment between our Memphis facility and Huntington, West Virginia is 548 employees. Of that total in our Huntington plant only, our Memphis facility is nonunion, but in Huntington, there are 446 bargaining employees. Contract expires June 9 of 2006, and just to expand a little bit upon what Keith just said, it is about as close as you can come to being a union but with nonunion work rules, basically seven work rules in the plant. No restrictions in terms of moving people around.

         We move them around, management sends people where they are best qualified, and even though we were the only unionized facility of Roanoke, that was never any consequences to Roanoke. And during our time frame, we have lived with the union. They are our partner, and we have been accretive to Roanoke since the day they purchased us.

         MR. BUSSE: I would just add to that, as I said earlier, I think it is an excellent work force. We operate, as everyone knows, much as Roanoke Electric does, in a nonunion environment. And, we are not going to attempt to change anything. That is not our style. If the Steel of West Virginia facility believe that there are more benefits available to them by living under a different umbrella than the one they have, that is the decision they want to make. And if they want to continue to live under the umbrella they have, with the excellent relationship with the management and with the company, that is their prerogative. But, we think either way, it is going to work out just fine.

         MR. MAZZAFERRO: It sounds like the compensation, probably, will be under their own specific incentivized plan?

         MR. BUSSE: I think it might be easier to install our style of incentive in other parts of the organization. We certainly are going to dialogue about it, certainly not any attempt in any way, shape, or form, to carve anybody's pay back. Sometimes incentive programs aren't always warmly received, although, our people love them.

         Maybe it is an educational process, and, and maybe even with the union representing the bargaining employees, it might be possible. These might be great opportunities for breakthroughs and how we pay people and how many we incentive people. I just don't see downside, sir.

         MR. MAZZAFERRO: Thanks. I have one other quick question, Keith. I don't know if you can tell us. Were there any other acquisitions being offered, considered by Roanoke in the deal?

         MR. BUSSE: Were there any other what now?

         MR. MAZZAFERRO: Any other acquisition offers Roanoke is considering?

         MR. BUSSE: I am not privy to that. I think that is a question I will just have to leave on the table, if you will.

         MR. MAZZAFERRO: All right. One thing I forgot on the labor side. Is there any -- is there any pension fund or anything like that, that would show up as a liability?

         MR. DUKE: No, there is not.

         MR. MAZZAFERRO: Okay, thank you.

         TELEPHONE MODERATOR: Once again, that is Star 1 for questions or comments. Next is a question from Michelle Applebaum.

         MS. APPLEBAUM: Hi, just a quick question. The union that is there, do their contracts have neutrality in it?

         MR. DUKE: No, there is not.

         MS. APPLEBAUM: Has there ever been an attempt by the steel workers to organize the other pieces of the company?

         MR. CRAWFORD: No, there is not.

         MS. APPLEBAUM: Okay, great. Thanks.

         TELEPHONE MODERATOR:  Next is a question from Mark Parr.

         MR. PARR: Thanks. Most of my questions have been answered, but one thing I was wondering is, if Roanoke management might want to talk a little bit about current business conditions and perhaps what their outlook is looking like for the fourth quarter, you know, consistent with the types of things that you have been mentioning, Keith, in the earlier call?

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         MR. CRAWFORD: Well, we will be happy to comment on that. Our last public filing was as of July 31, and we are within ten days of completing our fiscal year-ends so we have to be very careful as to what we say during this period of time. But I can say, that business conditions and sentiments have been extremely good.

         After a brief summer lull, as we termed it, we have seen order entry at all of our segments improve as well as pricing. Obviously, 2004 was a record here for Roanoke Electric Steel, and we are going to be putting out some very impressive numbers for 2005.

         MR. PARR: Okay. I have one follow-up question if I could, just on Roanoke's operations. Could you give us a little color on the competitive landscape for Roanoke, please?

         MR. CRAWFORD: As far as the Roanoke mill, I will let Tim talk about the Steel of West Virginia side, but Roanoke, the finished products go primarily to the steel service industry, over 60 percent of our output, and we sell roughly 30 percent of our output to the construction-related companies or the bar joist divisions, and another 10 percent to the OEM markets, ten to 15 percent. So our competitors are the people that are in those, those particular markets, selling those products, which would be Nucor and Commercial Metals, Gerdau Ameristeel. Tim?

         MR. BUSSE: I might add, Joe, you currently supply angles to your fabricating division in Roanoke, Virginia and to Socar?

         MR. CRAWFORD: Right.

         MR. BUSSE: And obviously, we would be looking forward to supply potentially out of the Roanoke mill for Lake City and for Butler as well.

         MR. CRAWFORD: But the follow-up on that comment as well, you know, we have been in the business for 50 years, and we have an excellent customer base, and a diverse customer base that we have been serving for many of those years. We feel like we do have good competition out there. I don't expect that to change on our mill side in Roanoke. We feel like with this combination, is going to put us in a better position just due to product offerings we will be able to bring to the table now, where we were somewhat limited, compared to some of our other peers in the industry.

         MR. BUSSE: Tim, you might went to make some comments.

         MR. DUKE: Sure. In terms of our major competitors basically in the North American market, that would be Gerdau Ameristeel both in Cartersville, Georgia and also their mill in Manitoba, Rolling Mills up in Selkirk, Manitoba. And then in terms of our other niche products, primarily the competitors would be over at Corus Steel over in Europe, and then merchant products in some of our guard rail posts a little bit with Nucor, in Berkley.

         MR. PARR: Okay.

         TELEPHONE MODERATOR: Once again, it is Star 1 for questions or comments. Next is Timna Tanners.

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         MS. TANNERS: I think I misunderstood from details from the press release, but if you could go over a little bit the cost structure maybe of Roanoke versus Steel Dynamics and some of the businesses that, for example, the joist mill you plan on having in common now and drill out a little bit better for me, if you could, how you might be able to adjust the cost structure at Roanoke to be more like Steel Dynamics. And the second question would be, um, really about billet sales and just try to understand. I don't know much about merchant billet sales in the U.S. and how the competition might be from overseas, if that is an issue. Thanks.

         MR. BUSSE: Timna, I don't know if there is a relevant comparison inside of Steel Dynamics for their services, certainly not for Steel of West Virginia. And as Tim said, the competition, is kind of unique. So, the, the benchmark or blueprint or standard is hard to speak to.

         Relative to, Roanoke Electric Steel, I am not sure that I can tell you, best practices and best standards and best operating costs at either any of the Nucor shops or at the SMI shops or Gerdau shops. But I would guess they are competitive as, as with regard to the fabrication business, I would tell you that as I said earlier, I think we can offer some real improvements in productivity there, with some investment dollars that could have a good return on asset dollars employed.

         MS. TANNERS: Okay. Then about the billet comment, I might. Is it true, the merchant billet sales and do you think that is a problem in terms of imports? Is that an issue at all?

         MR. CRAWFORD: This is Joe. I will speak to the billet situation, and Roanoke has been the billet sales, having a billet sales effort for probably the last 25 years in that our melt capacity does still fairly exceed our rolling capacity, which was one of the reasons that we bought Steel of West Virginia in 1998, to utilize some of that excess capacity. But the billet is the midpoint between the melting of steel, melting of scrap into molten steel and the actual finished product that most of us tend to think about.

         So, we sell those billets to other mills that either do not have any melting facilities of their own or mills that have to supplement their melting operations, just like Steel of West Virginia. The market for billets, I would have to say, is somewhat volatile. Some mills that are buying billets, occasionally in better times when things do slow down, the first thing they do is revert back to their own internal billet production. So, we have to be cognizant of that. But on the other hand, you know, there is a number of steel companies that have continued to rely on outside sources of billets. And Roanoke has been, as I said, selling those products for 25 years now, and have built a good customer base. We sell a good bit over at Huntington to Steel of West Virginia. So, Tim you have also --

         MR. DUKE: I would just comment a little further. Most other North American steel mills prefer buying from a local source, and we have sized our product range so that it is not, really can't get billets dumped into a port and find a home for it. It is a certain chemistry, grade, size, for just in-time delivery that leads you to have a, a, a steady stream of orders in good times.

         MR. CRAWFORD: Right, exactly. Now, we will comment further, that this margins on steel billets are not what they normally would be on other finished products. But, they do allow producers to maximize their efficiencies and reduce unit costs, which is what Roanoke has employed for years.

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

         MR. BUSSE: That answer your question?

         MS. TANNERS: Yes, great, thanks a lot.

         TELEPHONE MODERATOR:  Next one is a question from Barry Vogel.

         A VOICE: This is Barry Vogel again. Keith, isn't it evident that Roanoke's mill in Virginia has 750,000 tons of melting capacity, but only 450,000 tons of rolling capacity. And I know that the company had contemplated, you know, over the last five years, you know, a possibility of making a decent size capital expenditures to match the rolling with the melting. And I know that having Steel West Virginia as an acquisition, that used some of the excess melting capacity, but because of the difficult times prior to last year, they didn't have wherewithal to do that. Would you say that one of the things you might be contemplating is to match or better match the melting capacity at Roanoke, with their, with new rolling capacity?

         MR. BUSSE: The melt shop has Part A and Part B. They have what is called the A battery, which is fairly new and very capable battery. They have the B battery, which is older, which could be utilized to augment output at the facility. So, there are probably two strategies which can be deployed.

         One could be not operate the B battery, just juice all 450 tons of production or thereabouts, out of the A battery. But, we are willing to look at, and I am sure our board is; any opportunity to deliver the appropriate bottom line from a capital investment prospective. So, if that management team believes that they can sell that output, build that mill, and earn decent return, we are going to look at it. But, there were no plans at this point in time. Certainly, we haven't gotten that far to do anything of that nature. Joe?
Anything additional?

         MR. CRAWFORD: I can't add a thing to that.

         MR. VOGEL: Thanks very much.

         TELEPHONE MODERATOR: We do not have any further questions at this time.

         MR. BUSSE: Let me close by saying thank you again to everyone for joining this rather lengthy call and being patient. The questions were, were spot on the money. They were good questions. We appreciated hearing from everyone, and look forward to visiting with you here either on the road in the near future or in the next conference call that we have. But again, thank you for continuing to be of interest, be interested in our company and our progress. Good afternoon.



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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Steel Dynamics, Inc. ("SDI") intends to file a registration statement on Form S-4, and SDI and Roanoke Electric Steel Corporation ("Roanoke") intend to file a related proxy statement/prospectus, in connection with the merger transaction involving SDI and Roanoke. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SDI by contacting SDI Investor Relations at (260) 459-3553. Investors and security holders may obtain free copies of the documents filed with the SEC by Roanoke by contacting Roanoke Investor Relations at (540) 342-1831.

Roanoke, SDI and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Roanoke in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the registration statement of SDI and proxy statement/prospectus of SDI and Roanoke described above. Additional information regarding the directors and executive officers of SDI is also included in the SDI proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2005. Additional information regarding the directors and executive officers of Roanoke is also included in Roanoke's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on December 21, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at SDI and Roanoke as described above.






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